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                     August 21, 2023

       Fredi Nisan
       Chief Executive Officer
       RYVYL Inc.
       3131 Camino Del Rio North, Suite 1400
       San Diego, CA 92108

                                                        Re: RYVYL Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 17,
2023
                                                            File No. 1-34294

       Dear Fredi Nisan:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services